UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Fourth Amended and Restated Credit Agreement

On May 31, 2023, Globant, LLC (the “Borrower”), the U.S. subsidiary of the Company, entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”) with HSBC Bank USA, N.A. as administrative agent, issuing bank and swingline lender and certain financial institutions listed therein as lenders.

Under the Credit Agreement, the Borrower may borrow up to $725 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility, and may request term loan tranches, in an aggregate amount not to exceed $350 million plus additional amounts, so long as the Maximum Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.00:1.00 after giving effect thereto. The maturity date of each loan is May 30, 2028.

Interest on the loans will accrue at a rate per annum equal to either (i) SOFR plus 0.10% plus between 1.25% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.25% and 0.875%, at the option of the Borrower. Undrawn commitment under the revolving credit facility are subject to a commitment fee at a rate per annum of 0.15% to 0.25%.  The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio.

The Borrower’s obligations under the Credit Agreement are guaranteed by the Company, its subsidiary, Globant España S.A., and the Borrower’s subsidiary Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of the Borrower’s and the Subsidiary Guarantor’s now owned and after-acquired assets. The Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit the flexibility of the Company in operating its business and its ability to take actions that might be advantageous to the Company and its shareholders.  The Borrower is required to comply with two financial maintenance covenants, which are tested quarterly: (i) a minimum interest coverage ratio of 3.00:1.00 and (ii) a Maximum Net Leverage Ratio of 3.50:1.00.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Fourth Amended and Restated Credit Agreement, dated May 31, 2023, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., Citibank N.A., The Bank of Nova Scotia, Bank of America, N.A., Bank of China Limited, New York Branch, BNP Paribas, Goldman Sachs Bank USA, PNC Bank, N.A., Wells Fargo Bank, N.A., Banco Santander, S.A., and First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)) as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: June 1, 2023